May 12, 2025

Mary E. Kipp
President and Chief Executive Officer
Puget Energy, Inc.
355 110th Ave NE
Bellevue, WA 98004

       Re: Puget Energy, Inc.
           Registration Statement on Form S-4
           Filed May 7, 2025
           File No. 333-287026
Dear Mary E. Kipp:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Andrew Bor